Exhibit 99.1

PRESS RELEASE

WiLAN Reports 2016 Second Quarter Financial Results

OTTAWA, Canada – July 28, 2016 – WiLAN (TSX:WIN) (NASD:WILN) today reported financial results for the three- and six-month periods ended June 30, 2016. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Q2 2016 Highlights

•	Revenues of $16.0 million
•	EBITDA* of $7.1 million, or $0.06 per basic share
•	Cash balance increased to $103.7 million at June 30, 2016
•	Returned $2.0 million to shareholders in dividend payments and buyback purchases
•	Acquired a patent portfolio from SRI International covering technologies used for intelligent personal assistants in handsets and tablets
•	Acquired patents from Barron Associates related to fitness tracking technology used in wearable devices
•	Entered into partnerships with University of Waterloo and University of Saskatchewan

Year-to-Date 2016 Highlights

•	Revenues of $46.1 million
•	EBITDA* of $27.0 million, or $0.23 per basic share
•	GAAP net earnings of $1.8 million, or $0.01 per basic share
•	Returned $5.4 million to shareholders in dividend payments and buyback purchases

“Operational highlights in the quarter centered on the partnerships we signed with two of Canada’s top Universities – the University of Waterloo and University of Saskatchewan – and on the patent acquisitions we made,” said Jim Skippen, CEO of WiLAN. “The patents acquired from SRI International have a particularly noteworthy background since they were filed in connection with the development of the product that eventually became the SIRI voice-activated assistance program that is used in many Apple products.”

Added Skippen, “As evidenced by our results so far in 2016, our financial performance can fluctuate quarter to quarter depending on the size and timing of new licenses. While this is a fact of life for every business in the patent industry, we believe we are firmly on track to continue growing over the long-term. Heading into the second half of 2016, we have 43 partners, 50 patent portfolios and more than 60 ongoing litigations, which collectively form a solid pipeline of license opportunities to drive future results.”

Approval of Eligible Dividend

The Board of Directors declared an eligible quarterly dividend of CDN $0.0125 per common share to be paid on October 6, 2016, to shareholders of record on September 16, 2016.

Q2 and Year-to-Date 2016 Revenue Review

www.wilan.com	© copyright Wi-LAN 2016	1

PRESS RELEASE

In the three month period ended June 30, 2016, WiLAN generated revenues of $16.0 million, compared with $35.0 million in the same period last year. In the six month period ended June 30, 2016, WiLAN generated revenues of $46.1 million, compared with $55.4 million in the same period last year.

The difference in revenue for both periods is primarily attributable to a greater level of fixed payment license agreements signed during the three month period ended June 30, 2015, and in particular, due to a large license agreement signed with Samsung in that period.

Q2 and Year-to-Date 2016 Operating Expense Review

Cost of revenue expenses

In the three month period ended June 30, 2016, cost of revenue totaled $16.1 million compared with $16.1 million in the same period last year. In the six month period ended June 30, 2016, cost of revenue totaled $34.1 million compared with $35.6 million in the same period last year.

The decrease in cost of revenue for the six month period ended June 30, 2016, is primarily attributable to a decrease in litigation expense partially offset by an increase in patent maintenance, prosecution, and evaluation costs, contingent partner payments and legal fees, and amortization expense. In general, patent licensing expenses are proportional to the breadth and depth of our licensing programs and should be expected to increase as we add programs to our business operations.

	Three months ended		Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Compensation and benefits	$2,313	$1,952	$4,166	$3,944
Litigation	596	3,145	1,488	9,385
Patent maintenance, prosecution, and evaluation	2,377	1,352	5,425	2,696
Contingent partner payments and legal fees	797	121	2,725	776
Amortization of patents	9,850	9,134	19,872	17,979
Stock-based compensation	45	112	135	238
Other	165	315	324	579
	$16,143	$16,131	$34,135	$35,597

In the three month period ended June 30, 2016, litigation expenses were $0.6 million compared with $3.1 million in the same period last year. In the six month period ended June 30, 2016, litigation expenses amounted to $1.5 million compared with $9.4 million in the same period last year. The decrease in litigation expense for the three and six month periods ended June 30, 2016, is primarily due to an increase in shared risk fee arrangements with external legal counsel in comparison to the same period last year. The contingent-fee arrangements with external legal counsel are part of WiLAN’s strategy to align incentives with its partners and to keep costs down.

Litigation expenses are expected to vary from period to period due to the level of litigation activities and shared risk fee arrangements in place at the time. The Company expects a decrease in litigation expenses in fiscal

www.wilan.com	© copyright Wi-LAN 2016	2

PRESS RELEASE

2016 as a result of the expected level of litigation activities and corresponding contingent-fee arrangements.

Patent maintenance and prosecution expenses increased over the same period last year as a result of the higher number of patents and applications the Company currently maintains. The Company is actively working to reduce the number of non-core patents in its portfolio through a combination of strategic sales, lifetime licenses and, in certain cases, the abandonment or dedication to the public of several patents and applications.

Marketing, general, and administration expenses (“MG&A”)

In the three month period ended June 30, 2016, MG&A expenses amounted to $2.8 million, or 17% of revenue, compared with $2.2 million, or 6% of revenue, in the same period last year. In the six month period ended June 30, 2016, MG&A expenses amounted to $5.4 million, or 12% of revenue, compared with $4.5 million, or 8% of revenue, in the same period last year. These costs will vary from period to period depending on the activities and initiatives undertaken at that time.

	Three months ended		Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Compensation and benefits	$1,645	$758	$2,947	$1,949
Depreciation	106	108	213	226
Stock-based compensation	1	72	18	188
Public company costs	447	410	1,147	725
Facilities	148	152	317	301
Other	405	712	757	1,074
	$2,752	$2,212	$5,399	$4,463

Research and development expenses (“R&D”)

Restructuring activities, which commenced in October 2015, resulted in the elimination of WiLAN’s R&D activities and, therefore, the Company does not expect to incur any expenses related to R&D in 2016. The Company does not expect the elimination of its R&D activities to have a material impact, if any, on its business activities.

Foreign Exchange

In the three month period ended June 30, 2016, WiLAN incurred a foreign exchange gain of $0.1 million compared with a negligible loss in the same period last year. In the six month period ended June 30, 2016, the Company incurred a foreign exchange gain of $0.3 million compared with a loss of $2.3 million in the same period last year.

The unrealized foreign exchange gains of $0.1 million and $0.3 million recognized in the three and six month periods ended June 30, 2016, respectively, resulted from the translation of monetary accounts, primarily cash and cash equivalents, short-term investments, dividends, and accounts payable, denominated in Canadian dollars to U.S. dollars. The change from last year is attributable to the decrease in the level of monetary accounts denominated in Canadian dollars and the Canadian dollar strengthening relative to the U.S. dollar.

www.wilan.com	© copyright Wi-LAN 2016	3

PRESS RELEASE

EBITDA

In the three month period ended June 30, 2016, WiLAN generated EBITDA of $7.1 million, or $0.06 per basic share, compared with $25.2 million, or $0.21 per basic share, in the same period last year. In the six month period ended June 30, 2016, WiLAN generated EBITDA of $27.0 million, or $0.23 per basic share, compared with $29.8 million, or $0.25 per basic share, in the same period last year.

Net Earnings

In the three month period ended June 30, 2016, WiLAN’s GAAP net loss was $3.2 million, or $(0.03) per basic share, compared with GAAP earnings of $11.0 million, or $0.09 per basic share, in the same period last year. In the six month period ended June 30, 2016, WiLAN’s GAAP earnings were $1.8 million, or $0.01 per basic share, compared with GAAP earnings of $6.2 million, or $0.05 per basic share, in the same period last year.

Second Quarter 2016 Balance Sheet and Cash Flow Review

At June 30, 2016, the Company’s cash, which is comprised of cash and cash equivalents and short-term investments, totaled $103.7 million, representing an increase of $1.8 million from the cash position at March 31, 2016, and an increase of $9.1 million from the cash position at December 31, 2015. The increase from December 31, 2015, is primarily attributable to $23.1 million of cash generated from operations, which was partially offset by the payment of dividends totaling $2.2 million, the repurchase of common shares under a normal course issuer bid totaling $3.1 million and patent acquisitions totaling $8.9 million which includes payments totaling $2.8 million for the repayment of patent finance obligations for patents acquired in 2013 and payments totaling $6.0 million for patents acquired in 2015.

Fiscal 2016 Financial Guidance

Cash operating expenses for the third quarter 2016 are expected to be in the range of $9.7 million to $11 million, of which $2.7 million to $3.1 million is expected to be litigation expense. These expenses exclude any contingent partner payments and contingent legal fees.

Conference Call Information – July 28, 2016 – 10:00 AM ET

WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Time. WiLAN CEO, Jim Skippen and CFO, Shaun McEwan will host the call.

Webcast

A live audio webcast will be available at:

http://www.gowebcasting.com/events/wilan/2016/07/28/second-quarter-2016-results/play

Dial-in

•	To access the call from Canada and U.S., dial 1.866.393.4306 (Toll Free)
•	To access the call from other locations, dial 1.734.385.2616 (International)

Replay Information

A replay of the call will be available at

www.wilan.com	© copyright Wi-LAN 2016	4

PRESS RELEASE

http://www.gowebcasting.com/events/wilan/2016/07/28/second-quarter-2016-results/play

A replay will also be accessible by telephone until 11:59 PM ET on August 5, 2016.

•	Replay Number: 1.855.859.2056 (Toll Free) or 1.404.537.3406 (International)
•	Conference ID #: 48918876

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies. Founded in 1992, WiLAN is listed on the TSX and NASDAQ. For more information: www.wilan.com.

Non-GAAP Disclosure*

WiLAN follows U.S.GAAP in preparing its interim and annual financial statements. We use the term “EBITDA” to reference Earnings Before Interest, Taxes, Depreciation and Amortization. EBITDA are earnings from continuing operations before interest income, interest expense, depreciation expense, amortization expense, and the provision for (recovery of) income taxes as disclosed in the reconciliation of GAAP net earnings to EBITDA included in this press release. We report EBITDA in the belief that it may be useful for certain investors and readers of the financial statements as a measure of our performance. EBITDA is not a measure of financial performance under U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. EBITDA should not be interpreted as an alternative to net earnings and cash flows from operations as determined in accordance with U.S. GAAP or as a measure of liquidity.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases  “reflect the scalability and profitability in our model and its ability to deliver results over the long-term”, “should be expected to increase”, “we expect a decrease”, “the Company is actively working to reduce”, “we do not expect”, “are expected to be”, “is expected to be” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 8, 2016 annual information form for the year ended December 31, 2015 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Financial guidance is provided to assist investors and other interested parties in understanding WiLAN’s performance. The reader is cautioned that using this information for any other purpose may be inappropriate.

The above targets reflect our current business indicators and expectations and are subject to fluctuations in foreign currency exchange rates. Due to their nature, certain expense items, such as new litigation actions, contingent payments to licensing partners and litigation counsel that may be required from certain licenses signed in any particular quarter, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast. Accordingly, we exclude forecasts of such items from our guidance. Actual expenses incurred may exceed the expense guidance provided due, in part, to contingent payments to licensing partners and litigation counsel that may be required from certain licenses signed during the quarter.

www.wilan.com	© copyright Wi-LAN 2016	5

PRESS RELEASE

Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For media and investor inquiries, please contact:

Shaun McEwan

Chief Financial Officer

O: 613.688.4898

C: 613.697.7159

E: smcewan@wilan.com

Dave Mason

Investor Relations

T: 613.688.1693

E: dave.mason@loderockadvisors.com

www.wilan.com	© copyright Wi-LAN 2016	6

PRESS RELEASE

Wi-LAN Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Revenue	$15,961	$34,990	$46,121	$55,400

Operating expenses
Cost of revenue	16,143	16,131	34,135	35,597
Research and development	-	713	-	1,432
Marketing, general and administration	2,752	2,212	5,399	4,463
Foreign exchange (gain) loss	(114)	8	(277)	2,294
Total operating expenses	18,781	19,064	39,257	43,786
Earnings (loss) from operations	(2,820)	15,926	6,864	11,614
Interest income	120	119	238	241
Earnings (loss) before income taxes	(2,700)	16,045	7,102	11,855

Provision for (recovery of) income tax expense
Current	837	1,031	3,860	2,034
Deferred	(385)	4,056	1,474	3,621
	452	5,087	5,334	5,655
Net and comprehensive earnings (loss)	$(3,152)	$10,958	$1,768	$6,200

Earnings (loss) per share (Note 4)
Basic	$(0.03)	$0.09	$0.01	$0.05
Diluted	$(0.03)	$0.09	$0.01	$0.05

Weighted average number of common shares
Basic	119,255,090	120,747,848	119,768,540	120,610,828
Diluted	119,255,090	120,749,618	119,768,540	120,647,995

www.wilan.com	© copyright Wi-LAN 2016	7

PRESS RELEASE

Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

As at	June 30, 2016	December 31, 2015
Current assets
Cash and cash equivalents	$102,518	$93,431
Short-term investments	1,200	1,120
Accounts receivable	7,612	8,436
Prepaid expenses and deposits	1,467	1,607
	112,797	104,594

Loan receivable	1,625	1,497
Furniture and equipment, net	1,427	1,614
Patents and other intangibles, net	135,901	155,213
Deferred tax asset	16,202	17,677
Goodwill	12,623	12,623
	$280,575	$293,218

Current liabilities
Accounts payable and accrued liabilities	$16,727	$23,205
Current portion of patent finance obligation	7,207	8,085
	23,934	31,290

Patent finance obligation	18,407	19,895
Success fee obligation	140	655
	42,481	51,840

Commitments and contingencies (Note 6)

Shareholders' equity
Capital stock (Note 4)	421,675	427,781
Additional paid-in capital	19,848	16,549
Accumulated other comprehensive income	16,225	16,225
Deficit	(219,654)	(219,177)
	238,094	241,378
	$280,575	$293,218

www.wilan.com	© copyright Wi-LAN 2016	8

PRESS RELEASE

Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Cash generated from (used in)
Operations
Net earnings (loss)	$(3,152)	$10,958	$1,768	$6,200
Non-cash items
Stock-based compensation	46	210	154	482
Depreciation and amortization	9,956	9,242	20,086	18,230
Foreign exchange (gain) loss	(105)	(79)	(390)	674
Disposal of assets	-	-	13	-
Deferred income tax expense (recovery)	(385)	4,056	1,474	3,621
Accrued investment income	(64)	(55)	(128)	(110)
Change in non-cash working capital balances
Accounts receivable	3,399	(15,512)	824	(14,215)
Prepaid expenses and deposits	114	(252)	140	(973)
Payments associated with success fee obligation	(877)	(971)	(1,732)	(2,145)
Accounts payable and accrued liabilities	(678)	(407)	853	(2,212)
Cash generated from operations	8,254	7,190	23,062	9,552
Financing
Dividends paid	(1,151)	(5,005)	(2,242)	(10,188)
Common shares repurchased under normal course issuer bid	(852)	-	(3,123)	(329)
Common shares issued for cash on the exercise of options	11	-	11	1,269
Common shares issued for cash from Employee Share Purchase Plan	35	81	35	81
Cash used in financing	(1,957)	(4,924)	(5,319)	(9,167)
Investing
Purchase of furniture and equipment	(24)	(86)	(39)	-
Repayment of patent finance obligations	(1,389)	(5,532)	(2,777)	(114)
Purchase of patents	(3,150)	(1,099)	(6,150)	(13,164)
Cash used in investing	(4,563)	(6,717)	(8,966)	(13,278)
Foreign exchange gain (loss) on cash held in foreign currency	99	62	310	(579)

Net cash and cash equivalents generated (used) in the period	1,833	(4,389)	9,087	(13,472)
Cash and cash equivalents, beginning of period	100,685	117,228	93,431	126,311
Cash and cash equivalents, end of period	$102,518	$112,839	$102,518	$112,839

www.wilan.com	© copyright Wi-LAN 2016	9

PRESS RELEASE

Wi-LAN Inc.

Condensed Consolidated Statement of Shareholders’ Equity

(Unaudited)

(in thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - December 31, 2014	$426,037	$16,375	$16,225	$(212,880)	$245,757

Comprehensive earnings:
Net earnings	-	-	-	6,200	6,200
Shares and options issued:				.
Stock-based compensation expense	-	482	-	-	482
Exercise of stock options	2,056	(787)	-	-	1,269
Sale of shares under Employee Share Purchase Plan	81	-	-	-	81
Shares repurchased under normal course issuer bid (Note 4)	(443)	114	-	-	(329)
Dividends declared (Note 4)	-	-	-	(10,313)	(10,313)
Balance - June 30, 2015	$427,731	$16,184	$16,225	$(216,993)	$243,147

Balance - December 31, 2015	$427,781	$16,549	$16,225	$(219,177)	$241,378

Comprehensive earnings:
Net earnings	-	-	-	1,768	1,768
Shares and options issued:
Stock-based compensation expense	-	154	-	-	154
Conversion of deferred stock units to common shares	116	-	-	-	116
Exercise of options	17	(6)	-	-	11
Sale of shares under Employee Share Purchase Plan	35	-	-	-	35
Shares repurchased under normal course issuer bid (Note 4)	(6,274)	3,151	-	-	(3,123)
Dividends declared (Note 4)	-	-	-	(2,245)	(2,245)
Balance - June 30, 2016	$421,675	$19,848	$16,225	$(219,654)	$238,094

www.wilan.com	© copyright Wi-LAN 2016	10

PRESS RELEASE

Wi-LAN Inc.

Reconciliation of GAAP Net Earnings to EBITDA

(in thousands of United States dollars, except share and per share amounts)

	Three months ended		Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Net earnings (loss) under GAAP	$(3,152)	$10,958	$1,768	$6,200

Adjusted for:
Interest income	(120)	(119)	(238)	(241)
Depreciation and amortization	9,956	9,242	20,086	18,230
Income tax expense	452	5,087	5,334	5,655
EBITDA	$7,136	$25,168	$26,950	$29,844

Weighted average number of common shares (1)
Basic	119,255,090	120,747,848	119,768,540	120,610,828

Earnings (loss) per basic share under GAAP	$(0.03)	$0.09	$0.01	$0.05

Adjusted for:
Interest income	(0.00)	(0.00)	(0.00)	(0.00)
Depreciation and amortization	0.08	0.08	0.17	0.15
Income tax expense	0.00	0.04	0.04	0.05
EBITDA per basic share	$0.06	$0.21	$0.23	$0.25

1. Weighted average number of commons shares used in the calculation of EBITDA per basic share and earnings per basic share under GAAP.

www.wilan.com	© copyright Wi-LAN 2016	11